14048819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haddox Reid Eubank Betts PLLC
(Name – *if individual, state last, first, middle name*)

One Jackson Place, Suite 500	Jackson	MS	39201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 86372 KIMBERLY W. ULRICH Commission Expires July 29, 2015 RANKIN COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

HADDOX
REID
EUBANK
BETTS PLLC
CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2013 and 2012 and the related statements of income (loss), changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Auditor's Responsibility - continued:

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the 2013 financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements as of December 31, 2012, were audited by Eubank Betts Hirn Wood, PLLC, who merged with Haddox Reid Eubank Betts PLLC on January 1, 2014, and whose report dated February 25, 2013, expressed an unmodified opinion on those statements.

Haddox Reid Eubank Betts PLLC

Jackson, Mississippi
February 25, 2014

RIVES, LEAVELL & CO., INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Cash and cash equivalents	$ 66,853	238,718
Receivables	265,525	307,880
Receivables from income taxes	45,393	-
Prepaid expenses	27,294	28,242
Equipment and software, net of accumulated depreciation	34,940	44,248
Deferred income taxes	3,400	-
Total assets	$ 443,405	619,088

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
LIABILITIES:		
Accounts payable	$ 737	10,469
Accrued expenses	14,876	13,854
Income taxes payable	-	10,745
Deferred income taxes	-	9,000
Total liabilities	15,613	44,068
SUBORDINATED BORROWINGS	200,000	200,000
STOCKHOLDER'S EQUITY:		
Common stock - $1 par value; 500,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	425,100	425,100
Retained (deficit)	(259,188)	(111,960)
Total stockholder's equity	227,792	375,020
Total liabilities and stockholder's equity	$ 443,405	619,088

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

STATEMENTS OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2013 AND 2012

		2013	2012
REVENUES:			
Service fees	$	422,193	626,663
Commissions and brokerage		522,561	612,741
When issued savings		56,330	215,853
Broker service fees		3,817	2,905
Other		15,313	14,203
Total revenues		1,020,214	1,472,365
EXPENSES:			
Salaries		468,685	622,887
Advertising		2,411	6,369
Business development		16,322	21,844
Commissions		178,149	189,386
Depreciation		12,810	24,109
Dues and subscriptions		56,482	37,802
Employee benefits		15,926	18,520
Insurance		87,680	81,483
Interest		11,658	11,690
Office and miscellaneous		74,835	74,865
Postage and freight		11,374	14,881
Payroll taxes		43,675	48,083
Printing costs		5,152	7,618
Professional fees		30,538	20,123
Rent		126,468	126,950
Taxes other than payroll		7,429	8,449
Telephone		12,152	12,423
Travel		47,544	54,539
Total expenses		1,209,290	1,382,021
Net income (loss) from operations before income tax expense		(189,076)	90,344
Income tax expense (benefit)		(41,848)	26,383
Net income (loss)	$	(147,228)	63,961

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

		2013	2012
COMMON STOCK:			
Balance, beginning of year	$	61,880	61,880
Changes during the year		-	-
Balance, end of the year		61,880	61,880
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year		425,100	425,100
Changes during the year		-	-
Balance, end of the year		425,100	425,100
RETAINED EARNINGS (DEFICIT):			
Balance, beginning of year		(111,960)	(175,921)
Net income (loss) for year		(147,228)	63,961
Balance, end of the year		(259,188)	(111,960)
Total stockholder's equity	$	227,792	375,020

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

		2013	2012
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:			
Cash flows provided by (used in) operating activities:			
Net income (loss)	$	(147,228)	63,961
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Non-cash items:			
Depreciation expense		12,811	24,109
Deferred income taxes		(12,400)	2,000
Changes in assets and liabilities during the year:			
(Increase) decrease in receivables		42,355	56,406
(Increase) decrease in receivables from income taxes		(45,393)	-
(Increase) decrease in prepaid expenses		948	(832)
Increase (decrease) in accounts payable		(9,732)	5,182
Increase (decrease) in accrued expenses		1,022	(30,340)
Increase (decrease) in income taxes payable		(10,745)	(1,255)
Net cash provided by (used in) operating activities		(168,362)	119,231
Cash flows provided by (used in) investing activities:			
Cash paid for purchases of equipment and software		(3,503)	(32,922)
Net cash provided by (used in) investing activities		(3,503)	(32,922)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(171,865)	86,309
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		238,718	152,409
CASH AND CASH EQUIVALENTS, END OF YEAR	$	66,853	238,718
SUPPLEMENTAL DISCLOSURES:			
Interest paid during the year	$	11,658	11,690
Income taxes paid during the year	$	26,016	21,727

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2013 AND 2012

		2013	2012
SUBORDINATED BORROWINGS, beginning of year	$	200,000	200,000
Changes during year		-	-
SUBORDINATED BORROWINGS, end of year	$	200,000	200,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2013 and 2012.

Organization, Nature of Business, and Market Concentrations

The Company was incorporated in 1971, to engage in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-nine states.

Recognition of Revenues and Expenses and Basis of Presentation

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity, and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

Additionally, Rives, Leavell & Co., Inc. earns service fee revenue from church underwriting activities related to "when issued savings." Such revenue is derived from church assignments of a portion of sinking fund payments, which have been or will be accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates that accumulate in excess of debt service requirements due to bondholders. This revenue is related to bonds issued to investors subsequent to the date-of-closing issuance dates.

The Company maintains allowances for potential credit losses based upon management's experience and an evaluation of the respective church bond issues for which the receivables relate. As of December 31, 2013, accounts receivable were recorded net of $2,289 of "when issued savings" that management determined to be uncollectable. At December 31, 2012, management determined that no allowances or provision should be made for losses on its receivables.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Equipment and Software and Depreciation

Equipment and software is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

At times throughout the year, the Company maintains cash in its accounts at one Federally-insured financial institution. Since January 1, 2013, Federal insurance extends only to accounts up to $250,000. As of December 31, 2013, the Company's cash accounts were fully insured by the Federal Deposit Insurance Corporation.

Financial Instruments

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements included cash and cash equivalents and accounts receivable. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of such instruments.

Income Taxes

The Company files income tax returns in the U.S. Federal jurisdiction, and in various state jurisdictions. The Company is no longer subject to U.S. Federal and state income tax examinations by tax authorities for years before 2010.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. The standard requires the recognition and measurement of uncertain tax positions taken or expected to be taken by the Company in income tax issues. The Company evaluated its uncertain tax positions and determined that it does not have any liability that would be accrued upon application of the standard due to its current tax status as described in the previous paragraph.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

Although the Company had no accruals for penalties or interest at December 31, 2013 and 2012, the policy of recognizing interest accrued related to unrecognized tax benefits is to include them in operating expenses.

Certain items, such as depreciation, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company follows the policy of expensing all advertising costs as incurred.

NOTE 2 - RECEIVABLES

The Company's unsecured receivables, from various revenue-producing activities, are comprised of the following:

		December 31, 2013	December 31, 2012
When issued savings	$	227,607	282,799
Fiscal advisory fees		21,543	-
Brokerage and commissions		14,261	11,147
Related party - Note 7		-	12,438
Other		2,114	1,496
Receivables	$	265,525	307,880

NOTE 3 - EQUIPMENT AND SOFTWARE

Equipment and software is comprised of the following:

	Estimated Useful Life	December 31, 2013	2012
Office equipment	5 - 7 years	$ 470,686	467,184
Software	5 years	168,984	168,984
Vehicle	7 years	31,436	31,436
		671,106	667,604
Less: accumulated depreciation		(636,166)	(623,356)
Equipment and software, net		$ 34,940	44,248

Depreciation expense amounted to $12,811 for the year ended December 31, 2013 ($24,109 for 2012).

NOTE 4 - INCOME TAXES

Income tax expense is comprised of the following for the year ended:

	December 31, 2013	2012
Current provision/benefit:		
Federal	$ (29,091)	19,809
State	(357)	4,574
Deferred	(12,400)	2,000
Income tax expense (benefit)	$ (41,848)	26,383

A reconciliation of income taxes at statutory rates to income tax expense follows:

NOTE 4 - INCOME TAXES - CONTINUED:

		December 31, 2013	December 31, 2012
Federal income taxes at 34% maximum statutory rate	$	(64,286)	30,717
Permanent differences at 34% rate		5,964	-
Effects of State income taxes		(357)	4,574
Effect of Federal income tax brackets less than statutory rates and other items		16,831	(8,908)
Income tax expense (benefit)	$	(41,848)	26,383

The deferred income tax asset (liability) consists of the following components:

		December 31, 2013	December 31, 2012
Depreciation	$	(9,200)	(9,000)
Carryforward of Federal income tax credits		12,600	-
Deferred income tax asset (liability)	$	3,400	(9,000)

As of December 31, 2013, the Company has a Federal income tax general business tax credit carryforward amounting to approximately $12,600, which is available for use in years through 2028. Additionally at December 31, 2013, the Company has approximately $120,000 of State net operating loss carryforwards which are available for use through 2028.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

NOTE 5 - NET CAPITAL REQUIREMENTS - CONTINUED:

At December 31, 2013, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 13.63 percent. Its net capital was $114,581.

At December 31, 2013, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

NOTE 6 - SERVICE FEE AGREEMENT

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2013 and 2012 were served by Reliance Trust Company under the agreement.

Under the agreement, the Company provides administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases its office space under terms of a lease agreement with Partners III, LLC, an entity owned by the shareholder of the Company. The 36 month lease was effective June 1, 2010, and provides for monthly payments of $10,509. Since July, 2013, the Company has operated on a month-to-month basis. Rent expense paid to Partners III amounted to $126,108 during the year ended December 31, 2013 ($126,108 during the year ended December 31, 2012).

Partners III, LLC incurred construction costs during 2012 which were paid by Rives, Leavell & Co., Inc. Total construction costs paid by Rives, Leavell & Co., Inc. due from Partners III amounted to $12,438 as of December 31, 2012. Partners III reimbursed Rives, Leavell & Co. for these costs in January, 2013.

The Company considers various factors as of the date of the financial statements in evaluating the credit quality of advances to related parties, including the value of collateral, if any, historical collection experience, and the Company's assessment of the counterparties' ability to repay the obligation. To date, the Company has not experienced any losses with respect to advances to related parties and believes that all such advances will be recovered; therefore, an allowance for uncollectible amounts has not been recorded.

NOTE 8 - OPERATING LEASES

The Company leased certain office equipment during 2013 and 2012. The amounts, included in office expense, amounted to $17,646 and $26,073 for 2013 and 2012, respectively. Future minimum rentals under the office equipment leases amount to the following for the years ending December 31:

2014	$ 9,464
2015	6,515

NOTE 9 - SUBORDINATED BORROWINGS

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2013. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes are due on September 1, 2016, and bear interest at a rate of prime plus 2.5 percent (5.75 percent at December 31, 2013).

NOTE 10 - PROFIT-SHARING PLAN

The Company has a 401(k) plan covering full-time employees with six months of eligibility service. The Plan provides for employee elective deferrals up to the maximum amount allowed by the Internal Revenue Service, which, for 2013 is the greater of 100% of covered compensation or $17,500 ($23,000 if over age 50) and for 2012 is the greater of 100% of covered compensation or $17,000 ($22,500 if over age 50). The Company employer match is discretionary; during 2013, the Company matched 4 percent of employee deferrals, the aggregate of which amounted to $12,608 ($15,241 in 2012). The Company match contribution vests with employees over a six year period of tenured service with the Company.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2014, the date the financial statements were approved by the Company's management and thereby available to be issued, and has determined that there are no subsequent events of a material nature requiring disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

HADDOX
REID
EUBANK
BETTS PLLC
CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the financial statements of Rives, Leavell & Co., Inc. as of and for the years ended December 31, 2013 and 2012, and have issued our report dated February 25, 2014, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, and 3 is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United State of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Haddox Reid Eubank Betts PLLC

Jackson, Mississippi
February 25, 2014

RIVES, LEAVELL & CO., INC. **SCHEDULE 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013

NET CAPITAL:	
Total stockholder's equity	$ 227,792
Additions:	
Subordinated borrowings	200,000
	427,792
Deductions and charges:	
Less non-allowable assets:	
Equipment, net of accumulated depreciation	(34,940)
Prepaid expenses	(27,294)
Deferred income taxes	(3,400)
Receivables:	
When issued savings	(227,607)
Fiscal advisory fees	(21,543)
Income taxes	(45,393)
Other	(2,114)
	(362,291)
Other additions and/or allowable credits	49,830
Net capital before haircuts on security positions	115,331
Haircuts on security positions	(750)
Net capital	$ 114,581
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable	$ 737
Accrued expenses	14,876
	$ 15,613
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 109,582
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 13.63%
DEBT TO DEBT-EQUITY RATIO	$ 0.00%

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2013

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2013 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report, no reconciliation is necessary.

RIVES, LEAVELL & CO., INC. **SCHEDULE 3**

CUSTOMER PROTECTION RESERVE REQUIREMENT
DECEMBER 31, 2013

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

HADDOX REID EUBANK BETTS PLLC
CPAs & Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 25, 2014.

The Company's limited accounting staff's size does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other

regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Eubank Betts PLLC

Jackson, Mississippi
February 25, 2014

HADDOX
REID
EUBANK
BETTS PLLC
CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Rives, Leavell & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Rives, Leavell & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). Rives, Leavell & Co., Inc.'s management is responsible for Rives, Leavell & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, including cancelled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Horne Reid Eubank Betts PLLC

Jackson, Mississippi
February 25, 2014

RIVES, LEAVELL & CO., INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION (FORM SIPC-7T) YEAR ENDED DECEMBER 31, 2013

Total revenue (FOCUS line 12/Part IIA):	
January 1, 2013 through December 31, 2013	$ 1,020,214
Less deduction - interest expense	(11,658)
SIPC net operating revenue	$ 1,008,556
General assessment at .0025	$ 2,521
Less payments:	
July 22, 2013	(1,178)
February 13, 2014	(1,343)
Balance due	$ -